# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIR INDUSTRIES GROUP, CIK 0001009891
CUSIP: 00912N205
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1460 FIFTH AVENUE, BAY SHORE, New York (NY), 11706
Date of event which requires filing of this statement: 03/02/2026
Filed by CIK 0001402258
Persons authorized to receive notices and communications: Charles L. Frischer, 3156 East Laurelhurst Drive, NE, Seattle, Washington (WA), 98105, 9175281465

## Reporting persons
- Frischer Charles L (CIK 0001402258): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 449,998; shared voting power 0; sole dispositive power 449,998; shared dispositive power 0; aggregate amount beneficially owned 449,998 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: AIR INDUSTRIES GROUP
Address of issuer's principal executive offices: 1460 FIFTH AVENUE, BAY SHORE, New York (NY), 11706

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Charles Frischer, an individual.
Residence or business address: The principal business address of Charles Frischer is 3156 East Laurelhurst Drive, NE, Seattle, WA 98105.
Present principal occupation or employment: The principal business of Charles Frischer is private investing.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Mr. Frischer is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate amount of funds required to acquire the Shares acquired by the Reporting Person was $1,461,479.75. The Reporting Person used personal funds to acquire his Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares reported herein with a view to making a profit on his investment. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans. Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the Shares, other available investment opportunities, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as he deems appropriate including, without limitation, seeking representation on the Issuer's board of directors, changes in management of the Issuer and potential strategic transactions by the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, Mr. Frischer owns 449,998 Shares, representing approximately 9.4% of the outstanding Shares. The percentages set forth above and on the cover page hereto represent percentages of the outstanding Shares based on a total of 4,775,777 Shares outstanding as of November 12, 2025, which amount is derived from amount reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Shares beneficially owned by Mr. Frischer with sole voting power is 449,998 Shares.
Transactions in the class effected during the past sixty days: Information with respect to the Reporting Person's transactions effected during the past 60 days are set forth on Annex A hereto.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise provided in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any persons with respect to any securities of the Issuer.

## Signatures
- Frischer Charles L: /s/ Charles L. Frischer, Charles L. Frischer (03/23/2026)